

FYE2015 Analyst Meeting
Acucela Inc.

Tokyo, Japan
March 29, 2016

Acucela is a clinical-stage ophthalmology company that specializes in identifying and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases affecting millions of people worldwide.





DISCLAIMER AND ADDITIONAL INFORMATION

Certain statements contained in this presentation and made in connection therewith are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Any such statements that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements include statements regarding the ability of the Company to consummate the inversion transaction (the "Inversion"); the ability of Acucela Japan KK to obtain approval for listing on the Mothers market of the Tokyo Stock Exchange; the ability to realize the expected benefits of the Inversion; the expected costs relating to the Inversion, which could be greater than expected; the ability of the Company and Acucela Japan KK to meet the conditions to closing of the Inversion; interpretations of tax law, tax treaties or tax regulations or enforcements thereof; expectations regarding corporate development activities and the ultimate success of the enterprise; the Company's development plans and ability to successfully commercialize its product candidates; the timing of and results from the Company's and its collaborators' ongoing clinical trials and pre-clinical development activities; the potential efficacy, future development plans and commercial potential of the Company's and its collaborators' product candidates and the progress and potential of ongoing development programs.

These statements are based on current assumptions that involve risks, uncertainties and other factors that could cause the actual results, events or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to: the Company may be unable to obtain the shareholder approval required for the Inversion; the Company may abandon the Inversion; conditions to the closing of the Inversion may not be satisfied; problems may arise in connection with the relocation of the Company's headquarters to Japan, which may result in less effective or efficient operations; the Inversion may involve unexpected costs, unexpected liabilities or unexpected delays; the Company's business may suffer as a result of uncertainty surrounding the Inversion; the Company may not realize the anticipated benefits of the Inversion; the Inversion may negatively impact the Company's relationships, including with employees, suppliers, collaborators, competitors and investors; the Inversion may result in negative publicity affecting the Company's business and the price of the Company's common stock; the Inversion may have tax consequences for holders of the Company's common stock; the Company may be adversely affected by other economic, business, and/or competitive factors; the Company's investigational product candidates may not demonstrate the expected safety and efficacy; the Company's pre-clinical development efforts may not yield additional product candidates; any of the Company's or its collaborators' product candidates may fail in development, may not receive required regulatory approvals, or may be delayed to a point where they are not commercially viable; the success of the Company's investigational product candidate, emixustat hydrochloride, depends heavily on the willingness of its collaboration partner to continue to co-develop the investigational product candidate;

ACUCELA



DISCLAIMER AND ADDITIONAL INFORMATION

the Company's clinical trials could be delayed; new developments in the intensely competitive ophthalmic pharmaceutical market may require changes in the Company's clinical trial plans or limit the potential benefits of its investigational product candidates; the impact of expanded product development and clinical activities on operating expenses; adverse conditions in the general domestic and global economic markets; as well as the other risks identified in the Company's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof and the Company assumes no obligation to update these forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed discussion of the foregoing risks and other risk factors, please refer to the Company's filings with the Securities and Exchange Commission, which are available on the Company's investor relations Web site (http://ir.acucela.com/) and on the SEC's Web site (http://www.sec.gov).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Inversion will be submitted to the shareholders of Acucela Inc. for their consideration. Acucela Japan KK intends to file a Registration Statement on Form S-4 (the "Form S-4") with the SEC that will include a preliminary prospectus of Acucela Japan KK and a preliminary proxy statement of Acucela Inc., and each of Acucela Japan KK and Acucela Inc. also plan to file other relevant documents with the SEC regarding the Inversion. A definitive proxy statement/prospectus will be mailed to the shareholders of Acucela Inc. once the Form S-4 has been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF ACUCELA INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ACUCELA JAPAN KK, ACUCELA INC. AND THE INVERSION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when available) filed and to be filed with the SEC from the SEC's web site at www.sec.gov or at the Company's web site at ir.acucela.com. Investors and security holders may also read and copy any reports, statements and other information filed by Acucela Inc. or Acucela Japan KK, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room. Investors and security holders may also obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Acucela Inc., 1301 Second Avenue, Suite 4200, Seattle, WA 98101, telephone (206) 805-8300.

DISCLAIMER AND ADDITIONAL INFORMATION

Acucela Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's shareholders in connection with the Inversion. Information about these persons is set forth in the Company's Annual Report on Form 10-K filed by the Company with the SEC on March 11, 2016, and will be included in the Form S-4 and in any documents subsequently filed by its directors and officers under the Securities Exchange Act of 1934, as amended. These documents can be obtained free of charge from the sources indicated above. Investors and security holders may obtain additional information regarding the interests of such persons, which may be different from those of the Company's shareholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the Inversion to be filed with the SEC when they become available.

Recent Highlights

Date	Highlights
May 13 '15	Acucela Announces Publication of Pre-clinical Data for Emixustat Hydrochloride (PLOS ONE)
Jun 3 '15	Acucela Announces Publication of Phase 2a Clinical Trial Results for Emixustat Hydrochloride (June edition of RETINA)
Jul 2 '15	Acucela Hires Roger Girard as Chief Strategy Officer
Aug 5 '15	Acucela Hires Dr. Lukas Scheibler as Executive Vice President of Translational Medicine
Aug 25 '15	Acucela Hires Dr. George Lasezkay as Executive Vice President of Legal Affairs
Nov 4'15	Acucela Validates Sampling Method That Could Pave Way for More Efficient Clinical Tests
Jan 11 '16	Acucela to Present at the Biotech Showcase™ 2016 in San Francisco
Mar 17 '16	Acucela Secures Option to Exclusively License Novel Cataract Treatment
Mar 29 '16	Announcement on Proposed Conversion of Japanese Subsidiary into the Holding Company of Acucela Inc. through Triangular Merger, Application for Listing of Shares as a Domestic Company, and Partial Amendment to the Bylaws of Acucela Inc.

Corporate Strategy

Continuous development of the current pipeline and increase in business development activities to expand the portfolio

Current Pipeline

Emixustat for GA secondary to dry AMD
- June 2016 disclosure on top-line data results of Phase 2b/3 trial
- Obtained feedback from European regulatory agencies regarding registration pathway for Emixustat in Europe

New Pipeline

Emixustat for Additional Indications
- Evaluating the potential to develop Emixustat for additional indications including diabetic retinopathy and Stargardt's disease

Lanosterol technology
- Plans to initiate development of pharmacological treatment candidate for cataract

Increase in internal research and in-licensing
- Expanding internal research capabilities
- Pursuing partnering and in-licensing opportunities focused on innovative ophthalmic technologies

Organization

Inversion, to become a Japanese company
- Change in technical status to list as a Japanese entity on the TSE Mothers Board, allowing an increase in information and investment opportunities for both retail and institutional investors
- Anticipated inversion in September 2016

ACUCELA

Inversion



Potential Benefits of the Inversion

- **Potential benefits that would increase shareholder:**
  - Increased availability, quantity and prominence of information about the Holding Company for Japanese investors, which can be made available in the Kaisha Shikiho and Nikkei Kaisha Joho, two publications frequently used by Japanese investors to find information on listed companies in Japan. This increased access to information may enhance the understanding of our business and provide more effective communication to our Japanese investors;
  - As a Japanese entity, the Holding Company will be eligible for future consideration to be included in the Mothers Index of the TSE;
  - Institutional investors with a focus on TSE-listed companies, who by mandate or other internal fund restrictions have not been able to invest in non-Japanese domiciled equities, will have the opportunity to invest; and
  - Increased analyst research coverage, if investor demand for listed securities of the Holding Company increases following the Triangular Merger.

- **Increase its visibility and business presence in Japan:**
  - Allow for opportunities such as conducting internal research and establishing partnerships for R&D and drug development through collaborations with Japanese pharmaceutical companies and academic institutions.

Anticipated Schedule and Proposed Scheme

1: Current Status





Japan
Company's Shareholders
U.S.
Acucela Inc.
Holding Company
U.S. Subsidiary

2: Triangular Merger

Japan
Company's Shareholders
U.S.
Acucela Inc.
Distribution of Shares of the Holding Company
Holding Company
Triangular Merger
U.S. Subsidiary

- The Company is the dissolving company, and the U.S. Subsidiary is the surviving company.
- As a result, the Company's shareholders acquire shares of the Holding Company in exchange for the Company's shares.

3: After the Triangular Merger

Japan
Company's Shareholders
U.S.
Holding Company
U.S. Subsidiary

2016	Events Related to the Inversion
March	Board resolution
April	
May	
June	Anticipated execution on the triangle merger
July	
Aug	Anticipated date for the annual meeting of shareholders
Sep	• Anticipated date of delisting (Acucela Inc.) • Anticipated effective date of the Triangular Merger • Anticipated date of listing of the Holding Company







ACUCELA